July 24, 2025

Stephen Griffin
Chief Financial Officer
Anika Therapeutics, Inc.
32 Wiggins Avenue
Bedford, MA 01730

       Re: Anika Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-14027
Dear Stephen Griffin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences